

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 20, 2009

Peng Keong Lim
President
Smartag International, Inc.
1328 W. Balboa Blvd., Suite C
Newport Beach, CA 92661

> **RE:** **Smartag International, Inc.**
> **Form 10-12G**
> **Filed September 28, 2009**
> **File No. 000-53792**

Dear Mr. Lim:

We have completed our review of your Form 10-12G and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: via facsimile at (949) 258-5379
        Eric Stoppenhagen